Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

3rd December 2004

SUPPL

04046697

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – Holdings in Company – 13.40; 3 Dec 04

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 06 2004
WASH. D.C. 202 SECTION

F:\Users\CompanySecretarial 040101\Plc\Letters\041203 - (Securities & Exchange Commission)(RNS Announcement - holdings in Company).doc

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

3rd December 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – Holdings in Company – 13.40; 3 Dec 04

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

SEC MAIL PROCESSING
RECEIVED
DEC 06 2004
WASH, D.C. 202 SECTION

F:\Users\CompanySecretarial 040101\Plc\Letters\041203 - (Securities & Exchange Commission)(RNS Announcement - holdings in Company).doc

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Holding(s) in Company		13:40 3 Dec 04		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification on 3 December 2004 from Scottish Widows Investment Partnership Limited on behalf of Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited (all being companies within the Lloyds TSB Group of Companies) of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 18,114,086 ordinary shares of 5p each in TNS, representing 4.059% of the total issued share capital of TNS.

END

status list